[redacted]

13010443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

| SEC FILE NUMBER |
|---|
| 8- 65885 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500
(No. and Street)

| Atlanta | Georgia | 30345 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clive Slovin (678) 954-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, PC
(Name – *if individual, state last, first, middle name*)

| 3630 Peachtree Road, Suite 600 | Atlanta | Georgia | 30326 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

KJ 3/4

EM 3/4/13

# OATH OR AFFIRMATION

I, Clive Slovin, ~~swear (or~~ affirm~~)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Financial Alliance, Inc., as of December 31, 20 12, are true and correct. I further ~~swear (or~~ affirm~~)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA J SWYGERT
MY COMMISSION EXPIRES
APR. 17 2016
HENRY CO., GEORGIA
NOTARY PUBLIC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# The Strategic Financial Alliance, Inc.

## Financial Statements
## and Supplemental Information

## December 31, 2012

# The Strategic Financial Alliance, Inc.

## Contents
## December 31, 2012

WINDHAM BRANNON

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

We have audited the accompanying financial statements of **The Strategic Financial Alliance, Inc.** (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Financial Alliance, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States.

Windham Brannon P.C.

February 25, 2013

Certified Public Accountants

# The Strategic Financial Alliance, Inc.

## Statement of Financial Condition
## December 31, 2012

| | |
|---|---|
| **Assets** | |
| Cash | $ 3,143,472 |
| Deposits with clearing organization | 100,000 |
| Commissions receivable | 1,230,624 |
| Other receivables | 27,881 |
| Due from Parent | 1,432 |
| Prepaid expenses | 366,575 |
| Property and equipment, at cost less accumulated depreciation of $302,491 | 155,699 |
| Total assets | $ 5,025,683 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Short-term notes payable | $ 258,684 |
| Commissions payable | 1,781,656 |
| Due to affiliates | 58,128 |
| Capital lease obligation | 3,213 |
| Accounts payable and accrued expenses | 666,817 |
| Total liabilities | 2,768,498 |
| Stockholder's equity: | |
| Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding | 157 |
| Additional paid-in capital | 562,867 |
| Retained earnings | 1,694,161 |
| Total stockholder's equity | 2,257,185 |
| | $ 5,025,683 |

*The accompanying notes are an integral part of these financial statements.*

# The Strategic Financial Alliance, Inc.

## Income Statement
## For the Year Ended December 31, 2012

| | | |
|---|---|---|
| Revenue: | | |
| Commissions and fees | $ | 24,217,960 |
| Other income | | 3,176,458 |
| Interest income | | 9,456 |
| | | 27,403,874 |
| Expenses: | | |
| Commissions | | 22,140,894 |
| General and administrative | | 4,215,604 |
| | | 26,356,498 |
| Income before income taxes | | 1,047,376 |
| Provision for income taxes | | 409,400 |
| Net income | $ | 637,976 |

*The accompanying notes are an integral part of these financial statements.*

# The Strategic Financial Alliance, Inc.

## Statement of Stockholder's Equity
## For the Year Ended December 31, 2012

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at January 1, 2012 | 15,650 | $ 157 | $ 562,867 | $ 1,256,185 | $ 1,819,209 |
| Dividend paid | - | - | - | (200,000) | (200,000) |
| Net income | - | - | - | 637,976 | 637,976 |
| Balance at December 31, 2012 | 15,650 | $ 157 | $ 562,867 | $ 1,694,161 | $ 2,257,185 |

*The accompanying notes are an integral part of these financial statements.*

## The Strategic Financial Alliance, Inc.

### Statement of Cash Flows
### For the Year Ended December 31, 2012

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 637,976 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 49,867 |
| Changes in assets and liabilities: | | |
| Commissions receivable | | (255,995) |
| Other receivables | | 38,004 |
| Due to affiliates | | 89,140 |
| Prepaid expenses | | (34,650) |
| Commissions payable | | 200,365 |
| Accounts payable and accrued expenses | | 26,352 |
| Net cash provided by operating activities | | 751,059 |
| Cash flows from investing activity: | | |
| Proceeds from maturity of certificate of deposit | | 256,129 |
| Purchases of property and equipment | | (109,297) |
| Net cash provided by investing activities | | 146,832 |
| Cash flows from financing activities: | | |
| Change in due to Parent | | (127,742) |
| Dividend paid | | (200,000) |
| Payments under capital lease | | (12,040) |
| Borrowings under short-term notes payable | | 331,945 |
| Repayments of short-term notes payable | | (293,967) |
| Net cash used in financing activities | | (301,804) |
| Net increase in cash | | 596,087 |
| Cash at beginning of period | | 2,547,385 |
| Cash at end of period | $ | 3,143,472 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: Nature of Operations and Summary of Significant Accounting Policies

### Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed in 2003 and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

### Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

### Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Direct participation program, real estate investment trust and business development company commission revenues and the related commission expenses are recorded when the underlying investment is accepted by the product sponsor.

### Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

### Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

## Property and Equipment

Equipment is recorded at cost. Improvements are capitalized and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

## Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

## Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

## Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company and for estimated income taxes incurred by the Company. Total amounts owed to the Company by the Parent at December 31, 2012 were $1,432 and expenses incurred by the Company totaled $2,522,220 during 2012.

The Parent has a bonus pool agreement in place at December 31, 2012. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $2 million in earnings before taxes, depreciation, amortization and stock-based compensation (EBTDA), plus 15% of the second $2 million of EBTDA, plus 10% of any excess above $4 million in EBTDA. At December 31, 2012, the Company's portion of the bonus pool allocated to it by the Parent (included in the $2,522,220 above) was $366,000.

The Parent has a stock option plan under which employees of the Parent and registered representatives of the Company may receive options to purchase shares of the Parent's stock. The expense of these options is booked by the Company. During 2012, options to purchase 43,700 shares of stock were issued to employees of the Parent and registered representatives of the Company. The aggregate fair value of these options was not significant. These options remain outstanding as of December 31, 2012.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. (SFAI). Additionally, the Company charged SFAI an administrative fee during 2012 of $27,514. As of December 31, 2012, the amount owed to SFA Insurance Services, Inc. was $55,569.

## Note 3: Property and Equipment

A summary of property and equipment at December 31, 2012 follows:

| | |
|---|---|
| Office and computer equipment | $ 188,308 |
| Furniture and fixtures | 87,980 |
| Computer software | 168,634 |
| Leasehold improvements | 13,268 |
| | 458,190 |
| Less accumulated depreciation | 302,491 |
| | $ 155,699 |

Depreciation expense associated with property and equipment was $49,867 in 2012.

During 2010 the Company entered into a capital lease agreement for $29,970 of computer equipment and $3,528 of computer software. The capital lease has a term of 36 months with monthly payments of $1,090 including interest at 10.58%. Future payments under the capital lease are as follows:

| Year | Amount |
|---|---|
| 2013 | $ 3,270 |
| Less: Amount representing interest | 57 |
| Total | $ 3,213 |

For assets under capital lease amortization expense for 2012 was $11,166, which is included in depreciation expense, and accumulated amortization as of December 31, 2012 was $30,707.

## Note 4: Short-Term Note Payable

The short-term note payable for insurance premiums at December 31, 2012 is summarized as follows:

| | |
|---|---|
| October 2012, original principal balance $331,945 term note; interest at 2.35%; nine monthly installments of principal and interest of $37,245; matures July 2013; unsecured | $258,684 |

## Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

| | |
|---|---|
| Current | |
| Federal | $346,300 |
| State | 63,100 |
| Total | $409,400 |

The income tax expense for 2012 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of state income taxes and permanent differences, including meals and entertainment expenses.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2012, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2009. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2012. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

## Note 6: Commitments

The Company leases office space. At December 31, 2012, aggregate minimum rent commitments under leases with initial terms of one year or more consisted of the following:

| Year | Amount |
|---|---|
| 2013 | $ 89,813 |
| 2014 | 136,960 |
| 2015 | 139,699 |
| 2016 | 142,493 |
| 2017 | 145,343 |
| Thereafter through 2019 | 173,286 |
| Total | $ 827,594 |

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. The difference between the lease payments and the recognized rent expense resulted in a deferred rent liability of $46,190 at December 31, 2012, which is included in Accounts payable and accrued expenses.

The leases contain provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense amounted to $135,497 for 2012.

**Note 7: Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,606,305, which was $1,421,738 in excess of its required net capital.

**Note 8: Supplemental Cash Flow Information**

The Company paid $4,125 in interest and paid $409,400 to the Parent for income taxes.

During the year, the Company forgave $25,533 of a note receivable due from a representative of the Company and reduced other receivables.

* * * * *

## Supplemental Information

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

# INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

We have audited the financial statements of **The Strategic Financial Alliance, Inc.** as of and for the year ended December 31, 2012, and have issued our report thereon dated February 25, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of stockholder's equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2012, required by Rule 17a-5 under the Securities Exchange Act of 1934, are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.
Certified Public Accountants

February 25, 2013

# The Strategic Financial Alliance, Inc.

## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## December 31, 2012

| | | |
|---|---|---|
| Total stockholder's equity | $ | 2,257,185 |
| Deduct amounts not allowable for net capital: | | |
| Commissions receivable | | 128,606 |
| Property and equipment | | 155,699 |
| Prepaid expenses | | 366,575 |
| Total stockholder's equity qualified for net capital | | 1,606,305 |
| Deduction: | | |
| Other | | - |
| Net capital | $ | 1,606,305 |
| Minimum net capital | $ | 25,000 |
| Minimum net capital based on aggregate indebtedness | $ | 184,567 |
| Excess net capital | $ | 1,421,738 |

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2012 and the calculation of net capital per the audited financial statements as of December 31, 2012 of The Strategic Financial Alliance, Inc.

*See independent auditor's report on supplementary information.*

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to The Strategic Financial Alliance, Inc. as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Strategic Financial Alliance, Inc. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

In planning and performing our audit of the financial statements of **The Strategic Financial Alliance, Inc.** (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 25, 2013

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by The Strategic Financial Alliance, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 25, 2013

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

The Strategic Financial Alliance, Inc.
2200 Century Parkway, Suite 500
Atlanta, GA 30345

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Clive Slovin (678) 954-4000

2. A. General Assessment (item 2e from page 2) $38,488

B. Less payment made with SIPC-6 filed (exclude interest) (17,906)
July 27, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 20,583

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $20,583

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $20,583

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Strategic Financial Alliance, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of February, 2013.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $27,403,874 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 7,702,129 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 179,728 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 17,612 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 4,104,912 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4,125 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 4,125 |
| Total deductions | 12,008,506 |
| 2d. SIPC Net Operating Revenues | $15,395,368 |
| 2e. General Assessment @ .0025 | $38,488 |

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